[Letterhead of Sierra Income Corporation]

June 11, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation — File. No. 814-00924
Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Sierra Income Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1.	copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2.	a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 759-0777.

Very truly yours,

SIERRA INCOME CORPORATION

/s/ Richard T. Allorto, Jr.
Richard T. Allorto, Jr.
Chief Financial Officer, Treasurer
Chief Compliance Officer and Secretary

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Richard T. Allorto, Jr., Secretary of Sierra Income Corporation, a Maryland corporation (the “Company”), does hereby certify that:

1.

This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.

Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period May 17, 2012 to May 17, 2013.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 11th day of June, 2012.

/s/ Richard T. Allorto, Jr.
Richard T. Allorto, Jr.
Chief Financial Officer, Treasurer
Chief Compliance Officer and Secretary

Exhibit A

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder, require a BDC, such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are not “interested persons” of the BDC, as such term is defined under the 1940 Act (the “Independent Directors”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 which are described in the accompanying memorandum attached hereto; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Axis Reinsurance Company having an aggregate coverage of $1,000,0000 (the “Fidelity Bond”) is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board; and it is further

RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Axis Reinsurance Company having an aggregate coverage of $1,000,0000 is reasonable, and the Fidelity Bond be, and hereby is, approved by a majority of the Independent Directors; and it is further

RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Financial Institutions

May 17, 2012

John DeRose

New Agency Partners, LLC

400 Interpace Parkway

Building D-Suite 400

Parsippany, NJ 07054

Re:      Sierra Income Corporation

    Financial Institution Bond – Form 14

    Binder Bill

Dear John:

Thank you for thinking of Axis Insurance. We are pleased to offer the following Conditional Binder Bill for the above captioned account as per the quotation dated May 17, 2012:

Bond No.	RBN767377/01/2012 Underwriting Company: Axis Reinsurance Company
Name of Insured:	Sierra Income Corporation
Principal Address:	375 Park Avenue 33rd Floor New York, NY 10152

Bond Period: from 12:01 a.m. on May 17, 2012 to 12:01 a.m. on May 17, 2013

Aggregate Liability during the Bond Period: $N/A

Insuring Agreements	Single Loss Limit of Liability	Single Loss Deductible
A) Fidelity	$1,000,000	$0
B) On Premises	$1,000,000	$50,000
C) In Transit	$1,000,000	$50,000
D) Forgery or Alteration	$1,000,000	$50,000
E) Securities	$1,000,000	$50,000
F) Counterfeit Currency	$1,000,000	$50,000
Optional Coverage:
Computer Systems Fraud	$1,000,000	$50,000
Uncollectible Items of Deposit	$ 25,000	$50,000
Unauthorized Signatures	$ 25,000	$50,000
Audit Expense	$ 25,000	$50,000
Stop Payment Liability	$ 25,000	$50,000

Riders: -ERISA Rider SR6145b;
-Amend Insuring Agreement F to money issued by “any” country (manuscript); -Add Notification of Cancellation to the SEC SR5834c; -Add Computer Systems Fraud SR6196;

-Add Uncollectible Items of Deposit (manuscript);

-Add Unauthorized Signatures (manuscript);

-Add Audit Expense (manuscript).

-Add Stop Payment Liability (manuscript);

-Add Central Handling of Securities SR5967e;

-NY Rider SR6180c

-Amend Fidelity Insuring Agreement (A) to include “Larceny or Embezzlement” (manuscript)

-Add to the Definition Section 1 (t) Larceny and Embezzlement as it applies to acts set forth in Section 37 of the 1940 Act (manuscript);

-Amend Definition of Employee (Section 1 e) to include any officer, partner, or Employee of an investment advisor, an underwriter, a transfer agent or shareholder accounting record keeper, or an administrator defined under the 1940 act (manuscript);

-Amend Termination (Section 12) by providing 60 days notice to each investment company and the SEC (manuscript);

-Amend Change of Control – Notice (Section C) Insured to give underwrite 30 days notice for change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940), include 60 days notice to the SEC for modification of the bond (manuscript).

Underwriter: Axis ReInsurance Company

Annual Premium: $5,000

Receipt, review and acceptance in writing by Axis underwriters of the following additional information must occur no later than:

1.   Completed, signed and dated bond application

If any of the above requested items are not received, reviewed, and accepted by Axis underwriters, and acknowledged as such in writing, by the above specified date then this Conditional Binder Bill and any policy issued pursuant thereto will be automatically deemed null and void ab initio (as if it had never existed) and have no effect. The payment of premium or the issuance of any policy shall not serve to waive the above requirements.

Further, a condition precedent to coverage afforded by this Conditional Binder Bill is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Conditional Binder Bill and the inception of the proposed Policy Period. This Conditional Binder Bill is valid thru ninety (90) days from the date of this document. Please consider this your invoice for accounting purposes. Remit payment to:

Payments by U.S. Mail:

AXIS U.S. Insurance

PO BOX 932745

Atlanta, GA 31193-2745

Attn: [Sierra Income Corporation. - RBN767377/01/2012]

Payments by Overnight Mail:

Wells Fargo Bank, N.A.

Attn: Lockbox 932745 [Sierra Income Corporation. - RBN767377/01/2012]

3585 Atlanta Ave.

Hapeville, GA 30354

Wire Transfer Information:

Wells Fargo Bank, N.A.

Atlanta, GA

ABA Routing Number: 121000248

SWIFT Code: PNBPUS33

Account Name: AXIS US Insurance

Account Number: 2000015141499

Reference: [Sierra Income Corporation. - RBN767377/01/2012]

If you have any problems with getting a wire through, please contact Wells Fargo at (800) 521-5006.

AXIS Payment Terms – Premium is due 30 days from the effective date of this policy.

These payment terms apply to policies written by AXIS Surplus Insurance Company, AXIS Specialty Insurance Company, AXIS Reinsurance Company and AXIS Insurance Company.

If you have any questions regarding premium payments to AXIS Insurance, please call the Premium Accounting Department at 678-746-9400.

Notice of Claim(s) To Be Sent To:	All Other Notices To Be Sent To:
AXIS Financial Insurance Solutions Claims	AXIS Financial Insurance Solutions
Address: Connell Corporate Park	Address: Connell Corporate Park
300 Connell Drive	300 Connell Drive
P.O. Box 357	P.O. Box 357
Berkeley Heights, NJ 07922-0357	Berkeley Heights, NJ 07922-0357
Facsimile: (908) 508-4389	Facsimile: (908) 508-4301
Toll-Free Number: (866) 259-5435	Toll-Free Number: (866) 259-5435

For other questions, please speak with our underwriters. To locate the AXIS Professional Lines underwriting office nearest you, please see the Contact List on our website at www.axiscapital.com.

Best Regards,

Paul Ma

Assistant Vice President

Crime & Fidelity Unit

Professional Lines Division

Axis Insurance

1211 Avenue of the Americas

24th Floor

New York, NY 10036

Tel: 212-500-7754

Email: paul.ma@axiscapital.com

STATE FRAUD STATEMENTS

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

Applicable in Arkansas

Arkansas Fraud Statement

“Any person who knowing presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.”

Applicable in Colorado

Colorado Fraud Statement

“It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado division of insurance within the department of regulatory agencies.”

Applicable in District of Columbia

District of Columbia Fraud Statement

“Warning: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.”

Applicable in Florida

Florida Fraud Statement

“Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete or misleading information is guilty of a felony of the third degree.”

Applicable in Kentucky

Kentucky Fraud Statement

“Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information, or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.”

Applicable in Louisiana and New Mexico

Louisiana and New Mexico Fraud Statement

“Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to civil fines and criminal penalties.”

Applicable in Maine

Maine Fraud Statement

“It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines or a denial of insurance benefits.”

Applicable in Maryland

Maryland Fraud Statement

“Any person who knowingly and willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly and willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.”

Applicable in New Jersey

New Jersey Fraud Statement

“Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.”

Applicable in New York

New York Fraud Statement

“Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.”

Applicable in Ohio

Ohio Fraud Statement

“Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.”

Applicable in Oklahoma

Oklahoma Fraud Statement

“Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.”

Applicable in Oregon

Oregon Fraud Statement

“Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents materially false information in an application for insurance may be guilty of a crime and may be subject to fines and confinement in prison.”

Applicable in Pennsylvania

Pennsylvania Fraud Statement

“Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.”

Applicable in Puerto Rico

Puerto Rico Fraud Statement

Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation with the penalty of a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances be present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.

Applicable in Rhode Island

Rhode Island Fraud Statement

“Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.”

Applicable in Tennessee, Virginia and Washington

Tennessee, Virginia and Washington Fraud Statement

“It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.”

IMPORTANT NOTICE CONCERNING

U.S. TREASURY DEPARTMENT’S

OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of the Policy. You should read the Policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on the insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

OFAC administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. On an ongoing basis OFAC identifies and lists numerous individuals, entities and sanctions with respect to a particular country, including, but not limited to:

•	Foreign agents;
•	Front organizations;
•	Terrorists;
•	Terrorist organizations; and
•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http://www.treasury.gov/offices/enforcement/ofac/.

In accordance with OFAC regulations, if it is determined that an Insured or any person or entity claiming the benefits of this insurance has violated U.S. sanctions laws or regulations or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to the laws and regulations administered and enforced by OFAC. When an insurance policy is considered to be a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments may also apply.